DIRECT DIAL

212-732-2704

DIRECT FAX

917-777-2704

EMAIL ADDRESS

MICHAEL.GIZANG@SKADDEN.COM

April 3, 2008

VIA EDGAR

Mr. James Lopez

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Global Security Risk

100 F Street, N.E.

Washington D.C. 20549-4561

RE:	Supplement to October 24, 2006 and February 2, 2007
Letters From Stena AB

Dear Mr. Lopez:

On behalf of Stena AB (publ) (the “Company”), we submit this supplement to the Company’s letters to you dated October 24, 2006 and February 2, 2007. On September 29, 2006, the staff of the Securities and Exchange Commission (the “Staff”) requested supplemental information pertaining to the Company’s Form 20-F for the year ended December 31, 2005. In the letter, the Staff requested that the Company describe its “current, past and anticipated operations in, and contacts with, Iran, including through subsidiaries, affiliates and other direct and indirect arrangements,” and asked the Company to discuss whether its operations in Iran constitute a material investment risk to the Company’s security holders. After receiving the Company’s initial response, the Staff requested on December 7, 2006 that the Company expand its qualitative materiality analysis and identify the principal qualitative factors that the Company had considered.

Mr. James Lopez

April 3, 2008

In the Company’s two letter responses to the Staff – dated October 24, 2006 and February 2, 2007 – the Company provided information regarding the corporate structure of the Stena Group as well as information relating to the charter arrangements involving the Stena Vision and Iran. The Company indicated that Concordia Maritime AB chartered the Stena Vision to the National Iran Tanker Company (“NITC”) for the period commencing on May 28, 2006 and ending on August 23, 2006 and again for a one-month period ending on January 29, 2007.1 The Company further stated that a wholly owned subsidiary of the Company acted as shipbroker for Concordia and received total ship brokerage fees of $52,637 for the two NITC charters. The Company noted that “except for the two ship brokerage transactions on behalf of Concordia, the Company has had no dealings with Iran during 2007, 2006, 2005, 2004 and 2003.” After analyzing a number of qualitative and quantitative factors in its two letters, the Company stated that its activities involving Iran did not constitute a material investment risk for its security holders.

The purpose of this letter is to supplement the two prior responses provided by the Company to the Staff. Specifically, in connection with a letter request dated August 24, 2007, for information from the Office of Foreign Assets Control (“OFAC”) of the Department of the Treasury relating to port calls conducted by the Stena Vision in Iran, the Company reviewed its voyage records from October 15, 2002 to October 30, 2007. As a result of that review, the Company has determined that its prior letters to the Staff mistakenly omitted other contacts involving Iran. The Company therefore is supplementing its prior letters to the Staff with the additional information set forth below. The additional information does not change the Company’s view, based on the quantitive and qualitive factors described in the prior letters, that its activities involving Iran did not constitute a material risk for its security holders.

In addition to the two ship brokerage transactions identified in the prior letters, from January 1, 2003 to the present, wholly owned subsidiaries of Stena AB, including Northern Marine Management USA LLC (“Marine Management-USA”),2 provided technical and commercial management services to five vessels that

[1]

Although the Company stated in its February 2, 2007 letter that the second charter to the NITC was a one-month charter ending on January 29, 2007, the Company recently determined that the second charter in fact commenced on December 23, 2007 and ended on February 4, 2007.

[2]

Marine Management-USA is incorporated under the laws of Delaware with its principal place of business in Houston, Texas. Besides Marine Management-USA, none of the wholly owned subsidiaries of Stena AB that provided technical or commercial management services to vessels that conducted port calls in Iran were based in the United States.

In addition, in 2003, Universe Tankships (Delaware) LLC (“Universe Tankships”), a U.S.-based wholly owned subsidiary of Concordia Maritime AB, provided technical management services to one of these vessels that conducted a voyage involving a port call in Iran. At the time of the voyage, the Company did not own, directly or through any subsidiary, any equity interest in Universe Tankships. In August 2003, a wholly owned subsidiary of the Company purchased Universe Tankships. Subsequently, in September 2003, the name of Universe Tankships was changed to Northern Marine Management USA LLC.

Mr. James Lopez

April 3, 2008

conducted a total of seven voyages involving port calls in Iran in 2003, 2006 and 2007, including the Stena Vision. In addition, two of the vessels involved in the above mentioned voyages had been time chartered or bare boat chartered by a wholly owned subsidiary of Stena AB. In connection with these voyages, Stena AB and its subsidiaries received total revenues of approximately $902,073.3

The Company’s total revenue for the twelve months ended December 31, 2003 and December 31, 2006 was $1,893,000,000 and $3,350,000,000, respectively. In addition, the Company’s total revenue for the nine months ended September 30, 2007 was $2,579,000,000. Based on the foregoing, the Company does not believe that the supplemental information provided in this letter alters its prior quantitative materiality analysis, and the Company continues to believe that its limited activities involving Iran are not material to the Company and its subsidiaries on a quantitative basis.

The same is true from a qualitative perspective. As previously stated in its February 2, 2007 letter, the Company has no current or anticipated operations in Iran, and has no current or anticipated contacts with Iran, which are or would be material to the Company.4 As such, and particularly in light of the Company’s worldwide operations involving its passenger and freight ferry services, drilling rigs, shipping operations and real estate investments, the Company continues to believe that a reasonable investor would not view the Company’s limited activities involving Iran as having a material impact upon the Company’s reputation.

As set forth in the 20-F, all of the Company’s shares are held by Dan Sten Olsson and other members of the Sten Allan Olsson family. As a result, the Company continues to believe that there is no basis for concern about an impact on share value. The Company has also been advised by its Swedish counsel that its activities involving Iran do not violate Swedish law. Marine Management-USA has

[3]

Management fees received by those wholly owned subsidiaries of Stena AB that provided technical management services accrued on a per diem basis regardless of the location of the vessel, and accordingly the technical management fees did not depend on port calls in Iran. The total fees received by Stena AB and its subsidiaries disclosed above include the portion of the technical management fees related to the time period of the voyages involving port calls in Iran calculated on a per diem basis.

[4]

We note that in connection with the voyages discussed above, Iran or entities controlled by it received cash from port agents hired by subsidiaries of Stena AB. Such payments related to expenses incidental to the port calls in Iran, such as port and harbor dues, customs charges and other miscellaneous fees. These subsidiaries reimbursed the port agents for these incidental expenses. In some cases, the port agents may have been controlled by the Iranian government.

Mr. James Lopez

April 3, 2008

made disclosures regarding its activities involving Iran to OFAC, and is currently awaiting a response. The Company has implemented certain measures, including a comprehensive OFAC compliance program designed to remedy any previously-existing OFAC compliance deficiencies. Based on the foregoing, the Company continues to believe that its limited activities involving Iran are not material to the Company and its subsidiaries on a qualitative basis.

In light of the scope of the Company’s overall operations compared to its limited activities involving Iran, and based on the quantitative and qualitative factors set forth above, the Company continues to believe that its limited activities in Iran should not be reasonably construed as the Company doing business with Iran or as the Company having ties to Iran within the context of specific legislation adopted by various states permitting divestment of state pension assets from companies that do business or have ties with countries identified as state sponsors of terrorism. Accordingly, the Company continues to believe that its limited activities involving Iran do not constitute a material investment risk for its security holders.

Please direct any questions concerning this filing to the undersigned at 212-735-2704 or Jamie Boucher at 202-425-2965.

Very truly yours,

Michael E. Gizang